OMV Aktiengesellschaft





OMV Investor News

May 18, 2005



# Results of OMV's Annual Stockholders Meeting

- **Dividend of EUR 4.40 per share approved by AGM**
- **Share split in the proportion of 1:10 and capital increase from corporate funds**

**OMV's Annual Stockholders Meeting has approved a dividend of EUR 4.40 per share for 2004 and a share split in the proportion of 1:10 as well as all the agenda resolutions. OMV Chief Executive Officer Wolfgang Ruttenstorfer said: "Our strategy of profitable growth has been very successful and we will proceed with this strategy. 2004 has been a record year for the OMV Group. Through our acquisition of 51% of Petrom, OMV became the undisputed leading integrated oil and gas group in Central Europe. We will continue to focus on consolidating our clear leadership in the years to come."**

The EUR 4.40 per share dividend represents a payout ratio of 20%. The ex-dividend date is May 23 and the payment date is May 24. In accordance with the agenda the meeting duly adopted the annual financial statements and discharged the Executive Board and Supervisory Board. The annual remuneration of the Supervisory Board was set at the same level as 2004, however an additional remuneration was set for Board members who are also members of the established Committees of the Supervisory Board. Deloitte Touche Tohmatsu WirtschaftsprüfungsgmbH was reappointed as auditor for 2005.

**Share split and capital increase from corporate funds**

The meeting approved the share split in a proportion of 1:10 aimed at improving liquidity and simplifying comparison with international competitors. The share capital of the company will be increased by EUR 81,900,000 to EUR 300,000,000 from its current level of EUR 218,100,000 using corporate funds by converting the appropriated capital reserve. The nominal value per share amounts to EUR 1.

The conversion is done automatically at an appointed date which will be determined by the registration in the commercial register. No charges arise for the shareholders through this share split.

**Management stock option plan**
The meeting approved a new stock option plan and authorized the Executive Board to repurchase a maximum of 1,707,000 shares (after the stock split) during the period beginning after the registration of the share split until October 31 2005.This corresponds to approximately 0.57% of the capital stock. The number of plan participants is currently 56. Exercise of the options is conditional on own investments of up to a maximum of EUR 60,000 in the case of members of the Executive Board and EUR 20,000 in that of other senior executives. Own investments of 25%, 50% or 75% of these amounts are permissible. The plan is subject to a two year blocking period, and exercise is conditional on an increase of at least 15% in the company's stock price, based on the average closing price at the Vienna Stock Exchange between May 20 and August 20, 2004. The program is aimed at aligning the interests of management and shareholders more closely by giving management a substantial stake in the success of the company.

Voting results will be posted on the OMV site at www.omv.com > Investor Relations > Investor News> Annual General Meeting 2005 from 7:00 p.m (CET).

## Background information:

**OMV Aktiengesellschaft**
With Group sales of EUR 9.88 billion and a workforce of 57,480 employees in 2004, as well as market capitalization of approx. EUR 8 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 43 billion $m^3$ of natural gas annually to countries such as Germany and Italy. OMV owns integrated chemical and petrochemical plants, and has a 25% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 345,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,385 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%. Petrom has a workforce of 51.005 and has been consolidated in the 2004 balance sheet and in 2005 it should already contribute positive to OMV's results.

## For further information, please contact:

**OMV**
Ana-Barbara Kunčič, Investor Relations — Tel. +43 (1) 40 440-21600; e-Mail: investor.relations@omv.com
Bettina Gneisz, Press — Tel. +43 (1) 40 440-21660; e-Mail: bettina.gneisz@omv.com
Thomas Huemer, Press — Tel. +43 (1) 40 440-21660; e-Mail: thomas.huemer@omv.com

**Internet Homepage:** www.omv.com

**Cubitt Consulting**
Kirsten Hendrie, London, IR — Tel. +44 (20) 7367-5127; e-Mail: kirsten.hendrie@cubitt.com
Simon Barker, London, Press — Tel. +44 (20) 7367-5119; e-Mail: simon.barker@cubitt.com
Mark Kollar, New York — Tel. + 1 (212) 279 3115-201; e-Mail: mark@cjpcom.com

Next result announcement **January-March and Q1 2005** on May 25, 2005